CHINA TELETCH HOLDING, INC.

16th Floor, North Tower

528 Pudong South Road

Shanghai 200120

China

October 31, 2024

Mr. Uwem Bassey

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Teletech Holding, Inc.
Amendment 1 to Registration Statement on Form 10-12G
Filed October 16, 2024
File No. 000-56680

Dear Mr.Bassey:

Set forth below are the responses of China Teletech Holding, Inc., a Florida corporation (“CNCT” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 31, 2024, with respect to (i) our Amendment 1 to Registration Statement on Form 10-12G filed on October 16, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 1 to Form 10-12G

Exhibit Number and Description

Exhibit 4.2, page 23

1.        Please include a consent from your independent registered public accounting firm that references the correct date of their audit report.

Response:

The consent from our auditor was updated reflect the correct date that corresponds with their revised audit opinion letter dated October 6, 2024.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

China Teletch Holding, Inc.

By:	/s/ Yan Ping Sheng
Yan Ping Sheng
Chief Executive Officer